Christopher M. Grinnell Talcott Resolution Life Ins. Co.* 1 Griffin Road North Windsor, CT 06095-1512 Tel. 1-860-791-0750 christopher.grinnell@talcottresolution.com * As administrator for the Registrants

April 28, 2021

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-8629
Attn: Division of Investment Management
Re:    Union Security Insurance Company ("Registrant"):
File No. 333-255246    EmPower    Accession Number: 0001628280-21-006995
File No. 333-255248    Masters     Accession Number: 0001628280-21-007004
             Masters+
File No. 333-255257    Triple Crown     Accession Number: 0001628280-21-007016
File No. 333-255252    TD Waterhouse    Accession Number: 0001628280-21-007009
Union Security Life Insurance Company of New York ("Registrant"):
File No. 333-255243    Masters        Accession Number: 0001628280-21-007001
File No. 333-255256    TD Waterhouse    Accession Number: 0001628280-21-007021
Dear Mr. Oh:
On behalf of the above-referenced Registrants, this letter responds to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during our telephone conference on April 27, 2021 with respect to the above-referenced Registration Statements on Form S-1. Unless otherwise noted, Capitalized terms not otherwise defined in this letter have the same meanings as used in the Registration Statement.
The Staff’s comments and our proposed responses are set forth below.
1.COMMENT: Please confirm that the Registrants will include the reference to Rule 429(b) for combined prospectuses following the “Calculation of Registration Fee” table on the Facing page of the Registration Statements.
RESPONSE: Confirmed.
Pursuant to Rule 429(b) under the Securities Act of 1933, the combined prospectus contained herein also relates to Registration Statement No. [333-224347]. Upon effectiveness, this Registration Statement, which is a new Registration Statement, will also act as a post-effective amendment to such earlier Registration Statement.
2.    COMMENT: Please confirm that the Registrants will delete paragraph (6) of Item 17 from Part II of the Registration Statements.
RESPONSE: Confirmed.

Please contact me at (860) 791-0750 if you have any questions about this filing. Thank you for your attention to these filings.
Sincerely,
/s/ Christopher M. Grinnell
Christopher M. Grinnell
Associate General Counsel